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UNITED STATES
SECURITIES AND EXCHANGE CC
Washington, D.C. 2054

11019288

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67877

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: StockShield, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

633 West 5th Street, 28th Floor
(No. and Street)

Los Angeles (City) California (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Yolles (310) 203-8844
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

StarkSchenkein, LLP
(Name – *if individual, state last, first, middle name*)

3600 S Yosemite Street, Suite 600 (Address) Denver (City) Colorado (State) 80237 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Yolles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of StockShield, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brian Yolles
Signature

CEO
Title

Notary Public

RIPSIME ARUTYUNYAN
Commission # 1881480
Notary Public - California
Los Angeles County
My Comm. Expires Mar 29, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

StockShield, Inc.
Table of Contents

StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
StockShield, Inc.

We have audited the accompanying statement of financial condition of StockShield, Inc. at December 31, 2010, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of StockShield, Inc., as of December 31, 2010, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stark Schenkein, LLP

Denver, Colorado
February 14, 2011

3600 South Yosemite Street | Suite 600 | Denver, CO 80237 | P: 303.694.6700 | TF: 888.766.3985 | F: 303.694.6761 | www.starkcpas.com

StockShield, Inc.
Statement of Financial Condition
December 31, 2010

ASSETS

Current Assets		
Cash and cash equivalents	$	92,472
Other current assets		8,331
	$	100,803

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Subordinated borrowings	$	74,112
		74,112
STOCKHOLDER'S EQUITY		
Common stock, par value $.001, 100,000 shares authorized, 35,689 issued and outstanding		357
Additional paid-in capital		1,076,626
Accumulated (deficit)		(1,050,292)
		26,691
	$	100,803

The accompanying notes are an integral part of these financial statements.

StockShield, Inc.
Statement of Operations
For The Year Ended December 31, 2010

INCOME	
Administrative services fees	$ 10,000
Interest income	77
	10,077
EXPENSES	
Professional fees	74,582
Regulatory fees	2,500
Other expenses	23,202
Interest expense	62,319
Total expenses	162,603
NET (LOSS)	$ (152,526)

The accompanying notes are an integral part of these financial statements.

StockShield, Inc.
Statement of Stockholder's Equity
For the Year Ended December 31, 2010

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated (Deficit)	Total Stockholder's Equity
Balance, January 1, 2010	26,222	$ 262	$ 129,960	$ (897,766)	$ (767,544)
Stock issued for cash at $100 per share	1,451	15	145,085	-	145,100
Stock issued in exchange for notes payable and accrued interest at $100 per share	8,016	80	801,580	-	801,660
Net (loss)	-	-	-	(152,526)	(152,526)
Balance, December 31, 2010	35,689	$ 357	$ 1,076,626	$ (1,050,292)	$ 26,691

The accompanying notes are an integral part of these financial statements.

StockShield, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2010

OPERATING ACTIVITIES	
Net (loss)	$ (152,526)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:	
Accrued interest converted to equity	45,026
Changes in:	
Other assets	(6,936)
Accounts payable and accrued expenses	(6,547)
Net cash (used in) operating activities	(120,983)
INVESTING ACTIVITIES	
Net cash (used in) investing activities	-
FINANCING ACTIVITIES	
Stock issued for cash	145,100
Net cash (used in) financing activities	145,100
NET INCREASE IN CASH	24,117
CASH AT BEGINNING OF YEAR	68,355
CASH AT END OF YEAR	$ 92,472
SUPPLEMENTAL CASH FLOW INFORMATION:	
Cash paid for:	
Interest	$ -
Income taxes	$ -
NON CASH FINANCING ACTIVITIES:	
Subordinated borrowings converted to equity	$ 801,660

The accompanying notes are an integral part of these financial statements.

StockShield, Inc.
Statement of Changes in Subordinated Borrowings
For The Year Ended December 31, 2010

Subordinated borrowings at January 1, 2010	$ 830,746
Increases	
Interest accumulated during 2010	45,026
Decreases	
Conversion of borrowings to equity	(801,660)
Subordinated borrowings at December 31, 2010	74,112

The accompanying notes are an integral part of these financial statements

StockShield, Inc.
Notes to Financial Statements
December 31, 2010

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

Description of Business - StockShield, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), Financial industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). In addition, the Company is registered with the securities regulatory divisions of the States of California, Illinois, and New York. Administrative fee income is generated in connection with the private placement of interests in StockShield, LLC and StockShield Trust, which implement the Company's proprietary equity risk management capability.

Basis of Presentation - The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. However, broker-dealers in securities are further subject to Rule 17a-5 of the Securities and Exchange Commission and the Financial and Operational Combined Uniform Single (FOCUS) report there under. That rule prescribes the presentational format of the accompanying financial statements as well as additional disclosures.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less and any certificates of deposit that do not contain material early withdrawal penalties to be cash equivalents.

Fair value of financial instruments

Cash and cash equivalents are financial instruments for which the carrying value equals fair value. The Company has no financial instruments with off-balance sheet risk.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes under FASB ASC 740-10 which requires the use of the liability method. FASB ASC 740-10 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

STOCKSHIELD, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2010

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition

Administrative fees are recognized on a quarterly basis per agreement.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $92,472 which was $87,472 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0% at December 31, 2010.

Note 3 – Reserve Requirements

The Company is exempt from the Securities and Exchange Commission's Rule 15c3-3 under Section (k)(2)(i) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

Note 4 – Related Party

The Company is the Manager of StockShield, LLC, a Delaware limited liability company formed to sell membership interests to investors for the purpose of having the proceeds of such sale held in escrow by Wells Fargo Bank, N.A., for a period of five years. At the end of the five-year term, StockShield, LLC will be dissolved and liquidated, with the assets distributed as set forth in the LLC Agreement. For its services, the Company is paid an annual administrative fee equal to 0.50% of the initial stock value protected by membership interests sold to investors.

Note 5 – Subordinated Loans

On October 7, 2008 the Company entered into unsecured subordinated loan agreements with four shareholders, at 10% interest. During 2010 $801,660 was converted to 8,016 shares of the Company's $.001 par value common stock, at $100 per share. The remaining loan is $74,112, with an interest rate of 10% and is payable on or before December 31, 2012. The loan agreements have been approved by FINRA and require prior written approval from FINRA before any repayment can be made. Interest expense was $62,319 for the year ending December 31, 2010.

Note 6 – Stockholders' Equity

During 2010 the Company issued 1,451 common shares for cash at $100 per share, for a total of $145,100. As discussed in Note 5, above, The Company also converted $746,752 of principal plus accrued interest of $54,908 for an aggregate amount of $801,660, to 8,016 shares of its common stock at $100 per share.

Note 7 – Income Taxes

The Company accounts for income taxes under ASC Subtopic 740, "Accounting for Income Taxes", which requires use of the liability method, and which provides that deferred tax assets and liabilities are recorded based on the differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The sources and tax effects of the differences are as follows:

Income tax provision at federal statutory rate	30%
Effect of Net Operating Losses	(30%)
	---%

As of December 31, 2010, the Company has a net operating loss carryforward for federal income tax purposes, of approximately $1,000,000. This loss carryforward will be available to offset future taxable income. If not used, this carryforward will expire periodically through 2029. The deferred tax asset of approximately $300,000 relating to

the operating loss carryforward has been fully reserved as of December 31, 2010, since it is not expected that the losses will be utilized within the statutory carryforward period. The increase in the valuation allowance related to the deferred tax asset was approximately $45,000 during 2010.

Note 8 – Subsequent Events

Management of the Company has reviewed all subsequent transactions through the date the financial statements were available to be issued. It has been determined that there are no subsequent events which would require disclosure in the financial statements.

StockShield, Inc.
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2010

Stockholder's equity per Statement of Financial Condition	$	26,691
Add: Subordinated debt		74,112
Less: Total nonallowable assets		(8,331)
Haircut on securities		-
Net Capital	$	92,472
Aggregate indebtedness -	$	-
Basic net capital requirement	$	5,000
Excess net capital	$	87,472
Ratio aggregate indebtedness to net capital		0%
Net Capital as reported on the Company's FOCUS Report Part IIA (unaudited) as of December 31, 2010:	$	92,472

There were no differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

StockShield, Inc.
Schedule III - Computation For Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3
December 31, 2010

StockShield, Inc. operates pursuant to the Section K(2)(i) exemption provision of the Securities and Exchange Commission Rule 15c3-3, customer protection rules, and does not hold customer funds or securities. Therefore, there are no reserve requirements and no possession and control requirements.

StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

To the Board of Directors of
StockShield, Inc.

In planning and performing our audit of the financial statements of StockShield, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, *we* considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), In the following: making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to In the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives, Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in Internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Stutts Scheukberg, LLP

Denver, Colorado
February 14, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended Dec, 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-67877 FINRA DEC
STOCKSHIELD INC.
633 West Fifth Street
Suite 2800
Los Angeles, CA 90071

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Karen Gendron
603-502-4560

2. A. General Assessment (item 2e from page 2)		$
B. Less payment made with SIPC-6 filed (exclude interest) 7-20-10 Date Paid		(150.—)
C. Less prior overpayment applied		(—)
D. Assessment balance due or (overpayment)		(150.—)
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		—
F. Total assessment balance and interest due (or overpayment carried forward)		$ (150.—)
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 0	
H. Overpayment carried forward	$(150.—)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

X ______________________
(Name of Corporation, Partnership or other organization)

X ______________________
(Authorized Signature)

X ______________________
(Title)

Dated the ____ day of ______________, 20____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1, 2010
and ending 12-31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030) $ 10,077

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): 10,000 Administrative Service Fee; 77 interest on CD — 10,077

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —

Enter the greater of line (i) or (ii) —

Total deductions 10,077

2d. SIPC Net Operating Revenues $ 0

2e. General Assessment @ .0025 $ 0

(to page 1, line 2.A.)

SEC MAIL PROCESSING
RECEIVED
MAR 01 2011
WASH. D.C.
211
SECTION

STOCKSHIELD, INC.

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT AUDITORS

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2010